March 17, 2023

Securities and Exchange Commission Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Northfield Bancorp, Inc. and, under the date of March 1, 2023, we reported on the consolidated financial statements of Northfield Bancorp, Inc. as of and for the years ended December 31, 2022 and 2021 and the effectiveness of internal control over financial reporting as of December 31, 2022. On March 14, 2023, we were dismissed.

We have read Northfield Bancorp, Inc.’s statements included under Item 4.01 of its Form 8-K dated March 14, 2023, and we agree with such statements except we are not in a position to agree or disagree with Northfield Bancorp, Inc.’s statements in Item 4.01(b).

Very truly yours,

/s/ KPMG LLP